December 19, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Compressco Partners, L.P. Registration Statement on Form S-1 Commission File No. 333-155260 Filed on November 10, 2008
Ladies and Gentlemen:
     We have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Additionally, set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 9, 2008. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 1 unless otherwise indicated. References to “we,” “us” and “our” herein refer to Compressco Partners, L.P. Capitalized terms that are not otherwise defined herein shall have the meanings set forth in Amendment No. 1.
General
1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We have addressed each portion of every numbered comment in the letter from the Staff dated December 9, 2008. We believe our responses are complete, and we have identified all responsive changes in Amendment No. 1 by reference to the page number(s) where the responsive change appears. Additionally, we have made corresponding changes, where applicable, throughout Amendment No. 1.

United States Securities and Exchange Commission
December 19, 2008

2.	Please file all omitted exhibits, including legality opinion, tax opinion, underwriting agreement, partnership agreement, omnibus agreement, etc., as soon as possible. Also file all material contracts as exhibits. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

Response: We have filed as exhibits to the Registration Statement certain of the documents listed in Part II, Item 16 of the Registration Statement. The documents that have been filed are so noted in Part II, Item 16 of the Registration Statement. We hereby confirm that we will amend the Registration Statement to file all required exhibits in a timely manner to allow the Staff sufficient time to review the exhibits before we request effectiveness of the Registration Statement.

3.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response: We have revised the Registration Statement to fill in many of the blanks contained in our initial filing. A number of blanks remain for items that we are not permitted to omit pursuant to Rule 430A. This information, which is largely dependant on market conditions, will be included in subsequent amendments to the Registration Statement which will be filed sufficiently in advance of our marketing efforts to allow the Staff adequate time to review. In addition, we have not yet filed our application to list on the NASDAQ Global Market, but our application is in process and we expect it to be filed on or before January 31, 2009.

4.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response: We are providing, supplementally herewith, a copy of the graphics (including captions) that we intend to include in the prospectus. See Attachment A. We acknowledge that the Staff may have comments after reviewing these materials.

5.	You have not provided information quantifying the anticipated amounts, or ranges of possible amounts, for fees, expenses, compensation and reimbursements that the registrant expects to pay to TETRA, Compressco, Compressco Partners GP and their affiliates. You also have not quantified how many of the personnel of these companies, and what portions of their time, are expected to be dedicated to managing the registrant’s business, and what amounts, or ranges of possible amounts, the registrant expects to pay with regard to the services of these personnel, either through the above-mentioned entities and their affiliates or through the

United States Securities and Exchange Commission
December 19, 2008

registrant’s own compensation plans. Please provide appropriate quantitative disclosure. Also, we note that you emphasize that the negotiations regarding these payments will not be arms-length negotiations. If there are markups over the amounts that would be charged in an arms-length situation, please indicate how much and why. We may have further comments after reviewing your response.

Response: We have revised the Registration Statement to provide quantification of expected reimbursements from the partnership to the general partner and TETRA as well as from Compressco to the general partner for the twelve months ending December 31, 2009. See pages 5 and 73. In addition, we have revised our disclosures on pages 5 and 73 to reflect that the substantial majority of the individuals providing services to the partnership will be employees of our general partner, with our shared employees, who primarily support our operations in Mexico, devoting sufficient time to the partnership for the proper conduct of such business.

6.	We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us that you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: Any exercise of our general partner’s call right will be executed in accordance with all federal securities laws. However, we believe that such a call right would be exempt from the tender offer rules and the requirement to file a Schedule TO pursuant to Rules 13e-3(g)(4) and 12e-4(h)(1). Rule 13e-3(g)(4) provides that Rule 13e-3 will not apply to “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” Similarly, Rule 13e-4(h)(1) provides that Rule 13e-4 will not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement confers this limited call right on the general partner and any exercise of the right will be in accordance with the terms included therein. Accordingly, we believe that the exercise of the limited call right would be exempt from the tender offer rules.

7.	We note your statement on page 3 that “we do not take title to any natural gas in connection with our services and, accordingly, have no direct exposure to fluctuating commodity prices.” We also note your mention of “prevailing economic conditions” in Risk Factors on page 15 and your risk factor concerning demand for and production of natural gas on page 17. Please make any appropriate revisions to discuss how the recent economic downturn may affect you.

Response: As we indicate on page 3, demand for our production enhancement services is linked more to natural gas production and consumption than to natural gas exploration activities, meaning that reductions in capital expenditures for exploration activities should not impact us in the short term. However, if the current economic downturn restricts our customers’ operating budget, our business could be adversely impacted. Furthermore, if natural gas prices drop or if significant regional price differentials exist, then producers may elect to “shut-in” natural gas wells, which could reduce demand for our services. We will update our disclosure in subsequent amendments as appropriate to reflect material changes in this regard. Please also see the additional risk factor we have included on page 18 describing current economic conditions.
Our Relationship with TETRA Technologies, Inc. and Compressco, Inc., page 4
8.	Tell us the financial and economic differences between the contracts to be retained by Compressco, Inc., which do not generate qualifying income, and the contracts to

United States Securities and Exchange Commission
December 19, 2008

be contributed to Compressco Partners L.P., from the standpoint of both the customer and the provider.

Response: We have not stated in the Registration Statement and would not agree that the contracts retained by Compressco, Inc. do not generate qualifying income. The purpose of the modifications to our services contracts was to clarify that we are the owner and operator of the equipment we use to provide production enhancement services and not a passive lessor of equipment to oil and gas producers. Economic and legal differences between the contracts to be contributed to us and those to be retained by Compressco, Inc. are described in detail in our response to Comment No. 9 below.
Selected Historical and Pro Forma Financial and Operating Data, page 12
9.	You have disclosed your predecessor will contribute operations that will generate qualifying income, and that you are currently modifying your contracts in this regard. Describe the modifications made to these contracts to be contributed to the Partnership and how the terms have materially changed. In your response, tell us if the terms of the modified contracts have impacted the amount and timing of the monthly fee to be earned. We may have further comment.

Response: As noted in our response to Comment No. 8, the purpose of the modifications made to the contracts was to clarify that we are the owner and operator of the equipment that we use to provide production enhancement services. The primary modifications to the contracts are set forth below.

First, as owner of the equipment, we are now obligated to pay ad valorem taxes levied on the equipment and cannot seek reimbursement for such taxes from our customers. Second, we, rather than our customer, are now specifically designated as the operator of the equipment and the party responsible for maintaining the equipment. Third, in general, we, rather than our customer, now generally bear the risk of loss for the equipment used by us to render production enhancement services. Fourth, because we are not in the business of leasing equipment, the name of the contract has been changed from “Master Lease and Maintenance Agreement” to a “Master Production Enhancement Services Agreement.”

The amount of and payment terms applicable to the monthly fee are consistent with the prior form of contract, with the incremental ad valorem and insurance expenses borne by us generally having an immaterial impact on our results of operations.

10.	From our phone conversation with David Oelman on December 3, 2008, we understand the offering will not proceed unless and until at least 75% of the contracts of your predecessor business are modified in order to generate qualifying income to be contributed to the Partnership. Please add disclosure throughout the filing to clarify your intentions.

United States Securities and Exchange Commission
December 19, 2008

Response: We have revised the Registration Statement to clarify that we do not expect to proceed with the initial public offering unless and until our pro forma results of operations, as determined by the number of contracts we have modified to enable our counsel to opine that the revenues derived therefrom generate qualifying income, generate at least 75% of the revenues reflected in the results of operations of our predecessor for the year ended December 31, 2007 and the nine months ended September 30, 2008. See pages 4, 12, 50 and 73.
Non-GAAP Financial Measures, page 14
11.	We note you have used EBITDA as a liquidity measure in your disclosures relating to the cash distribution policy beginning on page 35. As you also use EBITDA as a measure of your liquidity, please reconcile these amounts to cash flows from operations.

Response: We have revised the Registration Statement to reconcile EBITDA amounts to cash flows from operations. See page 15.
Risk Factors, page 15
12.	We note that your predecessor will contribute the majority of its goodwill to you as part of the business operating assets. Add a risk factor regarding the impact this asset and its potential impairment may have on your results of operations, cash flows and financial condition.

Response: We have revised the Registration Statement to include a risk factor discussing the impact that a potential impairment of “goodwill” may have on our results of operations, cash flows and financial condition. See page 23.
Our Cash Distribution Policy and Restrictions on Distributions, page 35
General, page 35
13.	You state that you will “generally finance any expansion capital expenditures with additional borrowings or issuances of additional partnership units.” Address, or appropriately cross-reference, how the Predecessor historically financed such expenditures.

Response: We have revised the Registration Statement to disclose how the Predecessor historically financed expansion capital expenditures. Additionally, we have added a cross-reference to this disclosure. See page 62.

14.	Provide a risk factor addressing the fact that you can modify or repeal your cash distribution policy without a vote of unitholders.

Response: We have revised the Registration Statement to provide a risk factor which discloses that Compressco’s control of our general partner and of over a

United States Securities and Exchange Commission
December 19, 2008

majority of our common units would allow Compressco, in a vote requiring the approval of a majority of our unitholders, to unilaterally modify or repeal our cash distribution policy in a manner that is materially adverse to our unitholders. See page 25.
Estimated Cash Available for Distribution for the Twelve Months Ending September 30. 2009, page 40
15.	You state that you may not be able to pay the initial quarterly distribution on all of your common units and general partner units. This disclosure appears to suggest some units may receive the distribution while other common units may not receive the distribution. Please clarify this disclosure.

Response: We have revised the Registration Statement to clarify that, if we do not achieve our EBITDA estimates for the twelve months ending December 31, 2009, we may not be able to pay the full initial quarterly distribution on our common units and general partner units. While such distribution may not represent the full initial quarterly distribution, all common units will receive the same distribution. See page 42. We have also revised the Registration Statement elsewhere throughout the document to clarify this disclosure.

16.	We note your disclosure regarding the maintenance capital expenditures in notes (f) and (h) to the table and further discussion on page 46. The basis for this non-cash adjustment to EBITDA in calculating the cash available is unclear. To further our understanding, please explain the basis for this amount in more detail to us. Please include a discussion of where these amounts are recorded in the income statement and the basis for the related adjustments in calculating pro forma cash available for distribution.

Response: Please refer to our revised language in footnotes (f) and (h) on page 42 and the related discussion on page 48. For a GasJackTM unit sold from our active service fleet, maintenance capital expenditures reflect the cost of the newly manufactured replacement unit in excess of the book value of the former service unit that was sold. The book value of the sold service unit is recognized in our presentation as a non-cash charge to cost of sales of compressors and parts. Footnote (h) addresses units sold from our Canadian fleet (and the resulting non-cash charge to cost of goods sold) that were not replaced during the period.
Assumptions and Considerations, page 43
17.	We note that the table on page 42 reflects significant increases in revenues (43.6%), net income (58.5%) and estimated cash available for distribution (56%) when compared to those items for the twelve months ended June 30, 2008. Such increases appear to be significantly above the level of increase experienced by the Predecessor over earlier periods. Supplementally, provide us with more detailed support for these estimates. We refer you to Rule 418(b) of Regulation C with regards to return of such information.

Response: The growth rates identified in your comment are larger than those of our predecessor due to (i) the fact that all new business going forward will be reflected in the partnership’s results of operations, producing growth in average GasJackTM units in service, revenues, etc., in absolute terms that are comparable to those experienced by our predecessor; and (ii) lower denominators for growth rate calculations due to the fact that, in our initial filing, our domestic production enhancement services contracts that were converted to produce qualifying income only accounted for 51% of our domestic production enhancement services revenue (“contract conversion rate”). For example, in our initial filing, for the quarter ending September 30, 2009, our predecessor’s average GasJackTM units in service were projected to grow, on a year-over-year basis, by 17%, from approximately 3,000 to approximately 3,500 units. This growth rate was in line or below our predecessor’s annual growth rates in average units in service of 27% in 2006, 23% in 2007, and its forecasted 17% in 2008. However, our initial filing only reflected a 51% domestic contract conversion rate. While all of the absolute unit growth (less than 500 units) was projected for the benefit of the partnership, our initial GasJackTM unit count was only approximately 1,650 units due to the 51% domestic contract conversion rate and resulting pro forma adjustment. Therefore, while our year-over-year growth rate appeared higher at 28% (1,650 units to approximately 2,100 units), our growth in units in service in absolute terms was in line with the growth experienced by our predecessor. As our contract conversion percentage continues to increase, as reflected in this amendment, the disparity in growth rates will diminish, as the absolute growth in the number of units will continually be compared to larger denominators.

Our growth rates among our various financial and operational metrics in this amendment have decreased due to (i) an increase in our domestic contract conversion rate from 51% in our initial filing to 67% in this amendment, and (ii) more conservative growth assumptions being used in this amendment in light of current economic conditions.

United States Securities and Exchange Commission
December 19, 2008

18.	In that regard, your statement in the first bullet point on page 44 is not clear. Please explain for us how conducting operations as a partnership will result in higher rates of growth.

Response: Please refer to our revised language on page 46, which is consistent with our response to Comment No. 17 above.

19.	Provide support for the 28% increase in the average number of GasJacks units for the quarter ended September 30, 2009.

Response: Please see our response to Comment No. 17 above.

20.	Explain what you mean by “organic” growth opportunities.

Response: We have revised the Registration Statement to explain in more detail that the term “organic” growth opportunities refers to growth opportunities that are not achieved through external acquisitions but through internal growth. See pages 3, 45 and 53.

21.	Disclose any assumptions you have made regarding the TETRA Credit Facility and the restrictions this agreement has on your ability to take certain actions, including but not limited to the ability to make capital expenditures.

Response: We have revised the Registration Statement to disclose the assumptions we have made regarding the TETRA Credit Facility and TETRA Senior Notes on our ability to take certain actions. Additionally, we have included cross-references to more detailed discussions of these restrictions in our Risk Factors disclosure and in our Liquidity and Capital Resources disclosure. See page 46.

22.	Based on your disclosure on page 12, we understand your pro forma results reflect the number of modified contracts you had signed as of June 30, 2008 and that these pro forma results will be updated as more contracts are modified. Tell us what impact this update will have on these assumptions.

Response: As reflected in the pro forma information presented in Amendment No. 1, the number of contracts expected to be contributed to us has increased such that our pro forma revenues for the year ended December 31, 2007 and nine months ended September 30, 2008 represent 73% and 72% of our predecessor’s revenues for such periods. In our initial filing, our pro forma revenues represented 58% and 57% of our predecessor’s revenues for the same periods. As additional contracts are converted, we will update our pro forma financial information and do not expect to proceed with the offering until such time as our pro forma revenues are not less than 75% of our predecessor’s revenues for these periods. See pages 4, 12, 50 and 73.
Items Impacting the Comparability of Our Historical Financial Results to Our Future Results of Operations, page 55
23.	Address the impact of conducting your operations as a partnership rather than as a corporation.

Response: We have revised the Registration Statement to discuss the impact of conducting our operations as a partnership rather than a corporation. See page 57.

United States Securities and Exchange Commission
December 19, 2008

Results of Operations, page 57
24.	Revise your discussion of cost of revenue to address material fluctuations in terms of the key operating expenses you use to evaluate your business, as disclosed on page 52.

Response: We have revised the Registration Statement’s MD&A disclosures describing the annual increases in cost of revenue to note the increase in specific cost drivers, specifically field labor, repairs and maintenance and fuel. The increases in these three components of cost of revenue contributed to the overall increase in cost of revenues. See page 59.
Liquidity and Capital Resources
Our Predecessor’s Liquidity and Capital Resources, page 60
25.	We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from contract fees and cash payments to support the increase in operations). Refer to FRC 501.13.b.1 for further guidance.

Response: We have revised the Registration Statement’s MD&A disclosures to cite the particular cash flows that contributed to the increased cash flows from operations, specifically the collection of increased service revenues generated, which were in excess of the increased payments for operating and administrative expenses. See page 61.
Critical Accounting Policies and Estimates, page 62
26.	The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. For each critical policy, discuss how accurate your estimates have been in the past, how much these estimates have changed and whether these estimates are reasonably likely to change in the next year. Refer to Financial Reporting Codification 501.14.

Response: We have revised the Registration Statement’s disclosure of our critical accounting policies to add a discussion of the material implications that result from the uncertainties that are associated with the particular methods, assumptions and estimates underlying our critical accounting policies. In addition, we have added pertinent discussion of the accuracy of such estimates in the past, changes in such estimates, and the likelihood of changes in future periods. See page 64.

United States Securities and Exchange Commission
December 19, 2008

Competitive Strengths, page 68
27.	Indicate, or cross-reference, the retention rate of your customers.

Response: We have revised the Registration Statement to indicate that five of our ten largest customers have been with us for over seven years and that we continue to provide our services to all of our top-ten customers for the years 2005, 2006 and 2007, respectively. We do not track overall retention rates for all our customers. See pages 72 and 76.
Our Relationship with TETRA Technologies, Inc. and Compressco, Inc., page 70
28.	Indicate the percentage of Compressco’s assets and revenues that TETRA will contribute to the Partnership.

Response: We have revised the Registration Statement to indicate the percentage of our predecessor’s assets and revenues that TETRA will contribute to the partnership. See pages 4 and 73.

29.	In the first bullet, provide a cross-reference to more detailed discussion of Section 7704.

Response: We have revised the Registration Statement to provide a cross-reference to more detailed discussion of Section 7704. See pages 4 and 72.
Manufacturing, page 73
30.	Briefly clarify how the needs of your Canadian customers differ from those of your U.S. customers.

Response: We have revised the Registration Statement to briefly clarify how the needs of our Canadian customers differ from those of our U.S. customers. See page 75.
Suppliers and Service Providers, page 74
31.	Identify your material suppliers, in a manner comparable to the disclosure of your principal customers. We note that some of your supplies are provided by a single supplier.

Response: We have revised the Registration Statement to identify our material suppliers. See page 77.
Management of Compressco Partners, L.P. — Directors, Executive Officers and Other Management, page 80
32.	You refer to “our” directors and “our” executive officers, although the individuals you are discussing appear to be directors and officers of the general partner, Compressco Partners GP, not of the registrant. Please revise as appropriate to clarify throughout the document that these individuals are directors and executive officers of the general partner rather than the registrant.

United States Securities and Exchange Commission
December 19, 2008

Response: We have revised the Registration Statement to clarify throughout the document that the individuals who were previously referred to as “our” directors and “our” executive officers are directors and executive officers of the general partner rather than of the Registrant. See pages 18, 24, 83, 114 and 146.

33.	In some instances, there are unexplained gaps in the required five years’ worth of history of employment in the biographical sketches of the general partner’s directors and executive officers. Please revise to fill the gaps and indicate if there were periods of unemployment.

Response: We have revised the Registration Statement to fill in the unexplained gaps in the required five-year history of employment in the biographical sketches of the general partner’s directors and executive officers, including periods of unemployment. See pages 83 to 84.
Executive Compensation and Director Compensation
Non-Equity Incentive Awards (Cash Bonus Awards), page 86
34.	You state that “specific incentive bonus targets for each Named Executive Officer are set at the beginning of the year.” You then go on to state that “the amount of bonus ultimately payable is discretionary and is heavily influenced by the recommendations of the principal executive officer and the evaluation of TETRA’s compensation committee.” Is the discretion downward discretion, which is typical with regard to incentive plans, or does it also include upward discretion? If discretion was exercised, in which direction was it exercised and why?

Response: We have revised the Registration Statement to clarify that, in keeping with the discretionary nature of the bonuses, in general, the compensation committee does retain the discretion to adjust bonus amounts actually paid to the executives either up or down. See page 89.

35.	On page 92, you reflect annual bonuses in the “Bonus” column of the Summary Compensation Table, you omit the “Non-Equity Incentive Plan Compensation” column, and you indicate in footnote 3 that “Amounts listed represent discretionary bonuses awarded after fiscal year end and paid in 2008 to reward certain executives for exceptional provision of services.” Is your annual bonus program an incentive plan? (Please refer to the definition of “incentive plan” in Item 402(a)(6) of Regulation S-K.) If so, the amount of the bonus belongs in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, not the “Bonus” column.

Response: We have revised the Registration Statement to clarify that our bonus program is discretionary and amounts are determined and paid at the sole discretion of the compensation committee, with the pre-established performance goals and criteria acting only as a guide. See page 89. Item 402(a)(6) of Regulation S-K defines an incentive

United States Securities and Exchange Commission
December 19, 2008

plan as any plan providing compensation intended to serve as an incentive for performance over a specified period where the outcome with respect to the award is substantially uncertain at the time the target is established, and the target is communicated to the executive. Our bonus program is not an incentive plan because amounts paid pursuant to our bonus program are discretionary. Therefore, the “Bonus” column of the Summary Compensation Table discloses a discretionary cash bonus and not awards given pursuant to a non-equity incentive compensation plan.

36.	Although you provide disclosure as to what percentages of base salaries the bonus opportunities represent, you have omitted to state what goals must be achieved in order for bonuses to be paid. Please revise to disclose all qualitative and quantitative performance targets or goals established for 2007 and 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: We have revised the Registration Statement to more fully describe the three company performance goals established for 2007 and 2008. See page 89.
Long-Term Incentive Plan, page 89
37.	In your discussion of the general partner’s ability to amend the Long-Term Incentive Plan or increase the number of units that may be granted under the Plan, you mention that this would be “subject to the requirements of the exchange upon which the common units are listed at that time, of the Internal Revenue Code of 1986, as amended, and of the Securities Exchange Act of 1934, as amended.” Please explain briefly what such requirements would be, and specifically whether the requirements include approval by the unitholders. Also, please explain to us your analysis as to whether the adoption of the Long-Term Incentive Plan itself requires the approval of unitholders, and if so, when and how the approval will be sought. We may have further comments after reviewing your response.

Response: We have revised the Registration Statement’s description of the administrative provisions of the Long-Term Incentive Plan to address the Staff’s comment regarding initial approval of the Long-Term Incentive Plan, and the procedures we will follow in the event that we desire to increase the number of units to be available for issuance under the Long-Term Incentive Plan. See page 93.

United States Securities and Exchange Commission
December 19, 2008

Summary Compensation Table, page 92
38.	Please revise the caption of the table to be “Summary Compensation Table,” as required by Item 402(c) of Regulation S-K.

Response: We have revised the Registration Statement so that the caption of the Summary Compensation Table reads “Summary Compensation Table.” See page 96.
Equity Incentive Plan Compensation, page 94
39.	You mention that authority is retained to amend the vesting schedules of equity incentive awards “in appropriate situations.” Please explain by giving examples of such situations.

Response: We acknowledge the Staff’s request for an explanation of how the vesting schedules of equity compensation awards may be amended in appropriate situations and for an example of such a situation. After reviewing the related section of the Registration Statement, we determined that our original statement was inaccurate and, thus, deleted the statement from Amendment No. 1. The vesting schedules, once set at the time of grant, will not be amended at the discretion of the committee other than in the event of a change in control, as described on page 98 under the section entitled “Equity Incentive Plan Compensation.”

40.	Please explain why you have not included the Equity Compensation Plan Information table required by Item 201(d) of Regulation S-K. Please clarify here, and elsewhere (for example in the Grants of Plan-Based Awards table, the Outstanding Equity Awards at Fiscal Year End table and the Option Exercises and Stock Vested table), which equity incentive awards are in the form of units of the registrant and which are in the form of shares of other entities, and specify the entity in each instance to reduce confusion.

Response: We have not included the table required by Item 201(d) of Regulation S-K because at this time, there is not a compensation plan in place that has, or has not, been approved by our unitholders. Thus, we understand that the table required by Item 201(d) of Regulation S-K is not yet applicable to us.

We have revised the Registration Statement, by amending the footnotes following the Grants of Plan-Based Awards Table and Outstanding Equity Awards at Fiscal Year End, to clarify which entity’s shares were the subject of the award. See page 97 and 99. All equity awards disclosed in the Summary Compensation Table, the Grants of Plan-Based Awards Table, and Outstanding Equity Awards at Fiscal Year End were granted under one of three equity compensation plans maintained by TETRA. As discussed on page 91 of the CD&A, TETRA maintains the Amended and Restated 2006 Equity Compensation Plan, the 1996 Stock Option Plan for Nonexecutive Employees and Consultants, and the 1990 Stock Option Plan. Each of these three plans provide for the granting of TETRA’s shares.

United States Securities and Exchange Commission
December 19, 2008

Security Ownership of Certain Beneficial Owners and Management, page 98
41.	In addition to filling in the blanks, please indicate whether this disclosure includes securities as to which a person has the right to acquire beneficial ownership within 60 days, pursuant to Item 403 of Regulation S-K and Rule 13d-3.

Response: We have revised the Registration Statement to indicate that this disclosure includes securities as to which a person has the right to acquire beneficial ownership within 60 days. See page 102.
Certain Relationships and Related-Party Transactions, pages 99-101, and Conflicts of Interest and Fiduciary Duties, pages 102-109
42.	We note your discussion of related party transactions and conflicts of interest relating to TETRA, Compressco, the general partner and other affiliates, and your discussion of procedures relating to conflicts of interest as between these entities, but we do not see a discussion of the registrant’s general policies and procedures for the review, approval or ratification of related party transactions as called for by Item 404(b) of Regulation S-K. Please revise appropriately.

Response: We have revised the Registration Statement to include a discussion of the registrant’s general policies and procedures for the review, approval or ratification of related-party transactions as required by Item 404(b) of Regulation S-K. See pages 105 and 106 .

43.	On page 107, you state that “Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.” In addition, much of your disclosure focuses on the fact that unitholders do not have certain rights and remedies, because these rights and remedies, and the fiduciary duties of the general partner, have been limited in the partnership agreement. You also state that “Our general partner is accountable to us and our unitholders as a fiduciary.” Please explain, in clear and practical terms, how the unitholders can enforce such accountability in view of the various limitations on the rights of the unitholders and duties of the general partner. In this regard, please note the statement in Release No. 33-6900 that “A clear description of the limited partners’ legal rights and remedies should be provided. Similarly, a clear explanation of defenses available to the general partner, such as the business judgment rule, also should be set forth.”

Response: As set forth in Amendment No. 1, the fiduciary duty owed by our general partner (acting in its capacity as general partner of the partnership, and not its individual capacity) to us and our unitholders is defined by our Partnership Agreement to be the duty to act in “good faith.” Amendment No. 1 contains the following explanation regarding: (i) the enforcement of the duty of good faith as is related to us and our unitholders; and (ii) defenses and presumptions that are available to the general partner in defense thereof.

United States Securities and Exchange Commission
December 19, 2008

“Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. “Good Faith” requires that the person or persons making such determination or taking or declining to take such other action believe that the determination or other action is in the best interests of the Partnership or the holders of the common units, as the case may be. Therefore, the only claim available to us or our unitholders based on a breach of fiduciary duty by our general partner is a claim that our general partner did not act in “good faith.” In any such action, our general partner will be presumed to have acted in “good faith,” and the person bring or prosecuting such proceeding will have the burden of overcoming such presumption. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.
In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.”
See page 113.
In the second bullet point on page 109, we disclose that our partnership agreement “provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith . . . .” This disclosure makes clear that the only claim available to us or our unitholders based on a breach of fiduciary duty by our general partner is a claim that our general partner did not act in “good faith”. In its defense, our general partner will be presumed to have acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Other claims against our general partner or its officers or directors are limited to fraud or willful misconduct or criminal conduct committed with the knowledge that such conduct was criminal.

We have revised the Registration Statement to clarify our unitholders’ legal rights, claims that may be enforced by our unitholders, and defenses available to our general partner. See pages 109 and 113.
Underwriting
Directed Units Program, pages 141 to 142
44.	You discuss a directed units program and state that those eligible include “persons who are directors, officers or employees of our general partner, or are otherwise

United States Securities and Exchange Commission
December 19, 2008

associated with us.” Please explain who is included in the category “otherwise associated with us.”

Response: We have revised the Registration Statement to indicate that those persons that are eligible to participate in the directed units program include persons who are directors, officers or employees of our general partner and its affiliates, including TETRA. See page 146.

45.	It appears that you will specify the percentage of the overall offering that the directed units program represents, but please also specify the number of units involved in the directed units program.

Response: We have revised the Registration Statement to specify the number of units that the directed units program represents. See page 146.

46.	Please furnish to us copies of any materials that you have provided or intend to provide to potential participants in the directed units program, such as a “friends and family letter.” Tell us when you first provided them or intend to provide them to these potential purchasers. Tell us the procedures you and the underwriters will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

Response: As disclosed on pages 145-46, the underwriters will reserve for sale, at the initial public offering price, common units for directors, executive officers or employees of our general partner and its affiliates, including TETRA, who have expressed an interest in purchasing common units in the offering.

We are providing, supplementally herewith, to the Staff a copy of the materials proposed to be distributed in connection with soliciting interest in the directed unit program (the “Program”) in Attachment B. To date, no potential participants have received copies of these materials. We and Raymond James & Associates (“Raymond James”) will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:
•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with Raymond James if they do not already have them; and

•	Program participants are provided with a “General Information” sheet to assist them in evaluating whether to participate in the Program.

United States Securities and Exchange Commission
December 19, 2008

The allocation of the units to directed unit participants is determined by us, and the mechanics of selling the units is handled by Raymond James as underwriter. We will identify a list of directors, executive officers and employees who will be entitled to purchase units in the Program and will provide that list to Raymond James. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package will be made available or sent to each person listed by us explaining that Raymond James is facilitating our Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134. If a person is interested in participating and does not already have an account with Raymond James, that person completes the required documentation and returns it to Raymond James so that Raymond James can open an account to receive the units once allocated. There is no pre-funding or account-funding requirement; Raymond James will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the units allocated to them. After the registration statement has been declared effective and the offering is priced, we and Raymond James prepare a final approved list of allocations. Raymond James notifies each person who has been allocated units of the number of units that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to Raymond James. Units are allocated following pricing and settle in the same manner as the units sold to the general public.
Compressco Partners Predecessor, page F-3
47.	Please provide updated interim financial statements and related data as required by Article 3-01 of Regulation S-X.

Response: The Registration Statement has been revised and updated to provide interim financial statements and related data through September 30, 2008. See pages F-3 to F-13.
Notes to Financial Statements
Note A — Basis of Presentation and Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-8
48.	We note as part of your marketing activities, you offer a two week trial of your services before entering into a contract with a new customer. Please expand your disclosures to describe how you accounted for the costs associated with this two week trial, if the customer signs or does not sign a contract.

Response: Costs associated with our two-week trial are expensed as incurred. Accordingly, the accounting for these trial period expenses are not affected by whether

United States Securities and Exchange Commission
December 19, 2008

the customer signs a new contract or not. We have revised the Registration Statement to modify the Revenue Recognition disclosure within our Predecessor financial statements to describe the accounting for trial period costs. See page F-8.
Compressco Partners L.P.
Notes to Unaudited Pro Forma Financial Statements
Note B — Pro Forma Adjustments and Assumptions (a), page F-l 9
49.	We note your adjustment described in note (a) to reflect the gross proceeds of the offering. We believe it is inappropriate to reflect the receipt of offering proceeds, unless you have a firm commitment from the underwriter or the offering is structured as a best-efforts minimum/maximum offering or a best-efforts all-or-none offering. Please make the appropriate revisions to your pro forma statements and footnotes.

Response: We note the Staff’s Comment No. 49. In response, we confirm that this offering is being conducted on a “firm commitment” basis.
Note B — Pro Forma Adjustments and Assumptions (f), page F-l9
50.	Tell us in greater detail how you determined the amount of pro forma revenue Compressco Partners L.P. In particular, address whether the pro forma revenue is based on the historical revenue amounts earned from specific contracts, which had been modified as of the date of filing, or represents the percentage of total historical revenue based on the percentage of modified contracts as of June 30, 2008. Include in your response an explanation of how the pro forma revenue meets the requirements of Regulation S-X Rule 11-02(b)(6).

Response: Pro forma service revenue was determined based on the historical service revenue of our Predecessor, adjusted for the percentage of domestic service contracts that had not been modified as of the date of filing. This method is appropriate, as our domestic contracts are fairly homogeneous, and the results would not differ materially from a more specific determination of the revenue associated with the particular modified contracts. Service revenue pro forma adjustments related to our Mexico customers were specifically identified, due to the limited number of Mexican customers. There were no pro forma adjustments related to Canadian service revenues.

Pro forma compressor sales revenue was determined on a specific customer basis, as the sales price and associated cost of units sold often vary for each sale. Pro forma adjustments for sales of compressors represent the specific revenue and cost for sales transactions to customers whose contracts have not been modified as of the date of filing.

51.	Additionally, we note you earn revenues from the sale of services as well as from the sale of compression units. Expand your disclosures to address the break out of

United States Securities and Exchange Commission
December 19, 2008

revenues excluded from the pro forma statements for revenues earned from sale of services and sale of units.

Response: We have revised the Registration Statement to address the break out of revenues excluded from the pro forma statements so that revenues earned from sale of services and revenues earned from sale of units are separately disclosed. See the revised pro forma presentation on page F-19 for the break out of pro forma service revenue from pro forma sales revenue. In addition, footnote (f) to the pro forma financial statements has been modified to describe the method used to calculate pro forma adjustments.

52.	In a similar matter, expand your disclosures to state the basis for determining the cost of revenues to exclude from the pro forma statements of income.

Response: We have revised the Registration Statement to state the basis for determining the cost of revenues to exclude from the pro forma statements of income. See revised pro forma presentation on page F-19 for the break out of pro forma service cost of revenue from pro forma sales cost of revenue. In addition, footnote (f) to the pro forma financial statements has been modified to describe the method used to calculate pro forma adjustments. See page F-19.

53.	We note you have used the percentage of total Predecessor GasJack units contributed to the Partnership to total Predecessor GasJack units to calculate the pro forma adjustment to selling, general and administrative expenses. Tell us why you believe the basis for determining the amount of selling, general and administrative expenses to exclude from the pro forma statements of income is factually supportable.

Response: A portion of the Predecessor’s domestic customer service contracts are not being contributed to the Partnership, and will remain with Compressco. These contracts will continue to be served by Compressco, through the use of its fleet of retained GasJack™ units as well as its operational and administrative staff provided by our general partner. Accordingly, a portion of the Predecessor’s selling, general and administrative expenses is not allocated in the presentation of the Partnership’s pro forma financial statements.

A large portion (approximately 41%) of the Predecessor’s selling, general and administrative expenses relates to selling and marketing expenses associated with its domestic customer service contracts. In addition, a portion of the Predecessor’s selling, general and administrative expenses relates to the administrative cost of billing, accounting, customer service, administrative support and executive management related to the domestic customer service contracts. The use of total Predecessor GasJack™ units contributed to the Partnership to the total Predecessor GasJack™ units provides a fair allocation of such selling and marketing costs to be borne by the Partnership. General and administrative expenses related to the Predecessor’s international operations, as well as certain costs allocated from TETRA, have been allocated 100% to the Partnership.

United States Securities and Exchange Commission
December 19, 2008

We believe the basis for determining the amount of selling, general and administrative expenses to exclude from the pro forma statements of income is factually supportable because the excluded amounts are relatable to the continuing cost to administer the domestic customer service contracts not being contributed to the Partnership. We have revised our description of the nature of the costs excluded in the notes to the unaudited pro forma financial statements. See page F-19.
Signatures and Power of Attorney, page II-4
54.	We note that at the top of page II-4, the signature of the President is clearly formatted to indicate that he is signing in his capacity as President of the general partner, which is in turn executing the Form S-l on behalf of the limited partnership. However, the paragraph immediately after that begins with the words “We, the undersigned directors and officers of Compressco Partners, L.P. [sic],” and there is no indication in connection with the signatures that follow that these individuals are signing in their capacities as directors and officers of the general partner. Please revise to clarify.

Response: We have revised the Registration Statement to clearly indicate that the President is signing Amendment No. 1 in his capacity as President of Compressco Partners GP Inc., in its capacity as general partner of the Registrant. See page II-4.
(Signature page follows.)

United States Securities and Exchange Commission
December 19, 2008

     If you have any questions or comments regarding this letter or Amendment No. 1, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of the same firm at (713) 758-3824.

Sincerely, COMPRESSCO PARTNERS, L.P.
By:	Compressco Partners GP Inc., its general partner

By:	/s/ Ronald J. Foster
	Name:	Ronald J. Foster
	Title:	President

ATTACHMENT A

GRAPHICS

Domestic Service Coverage

COMPRESSCO® PARTNERS, L.P.

Sales Regions by Unit Concentration
0-150 units
151-250units
>250 units
Canada
Mexico

A-1

A-2

ATTACHMENT B

Dear colleague:

Compressco Partners, L.P. (the "Company") has recently filed a registration statement with the Securities and Exchange Commission to offer common units of the Company to the public. In connection with this offering, we have set aside a certain number of units for purchase by directors, executive officers or employees of the Company's general partner and its affiliates, through a "Directed Unit Program" administered by Raymond James & Associates ("Raymond James"). The complete details of the offering are contained in the "preliminary prospectus" filed with the Securities and Exchange Commission.

The enclosed package includes a copy of the preliminary prospectus as well as a Directed Unit Program packet. If you wish to participate in this program, you must sign, date, and return several forms included in the packet to Raymond James by the specified date.

Please note that the purchase of common units involves risks which are described under the caption "Risk Factors" in the preliminary prospectus. Please read the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate, prior to making your investment decision.

Very truly yours,

Ron Foster
President

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter is not an obligation or commitment to buy.

DIRECTED UNIT PROGRAM

Compressco Partners, L.P.

In connection with the recent filing with the Securities and Exchange Commission ("SEC") of a registration statement related to a proposed offering of [# of Units in deal] common units of Compressco Partners, L.P., ("Compressco Partners, L.P." or the "Company"), we are sending you a copy of the preliminary prospectus included in the registration statement.

The Company has instructed the underwriters to reserve up to [# of Units] of the units for purchase by directors, executive officers or employees of the Company's general partner and its affiliates, through a Directed Unit Program (the "Program"). The Company has contracted Raymond James & Associates ("Raymond James") to administer the Program.

The purpose of this package is to allow you to indicate to us if you have an interest in purchasing common units in the Company. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 units is required. The indication of interest is not a binding obligation on any party.

After the registration statement has been declared effective and the offering has been priced, we will inform you if any units have actually been allocated to you by the Company. At that point, you will be called and asked to confirm your intention to purchase. In the event that the Raymond James financial advisor is unable to speak with you to confirm your indication to purchase the units allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation. You must confirm your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering. Contact information can be found on the top of page 2 and on Form 4 of this packet (Post Pricing Procedural Information). If you confirm your intention to purchase the units, you will have entered a binding agreement and you must purchase and pay for them. A written confirmation will be sent to you and a final prospectus is available by request or by visiting EDGAR on the SEC website at http://www.sec.gov. If you do not confirm with Raymond James your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering, you will not be obligated, nor will you be able, to purchase any units in the Program.

As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between [price per Unit] per unit; however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will commence during the week of [anticipated week of pricing], and payment for the units will be due within three business days (settlement date) of such pricing date. However, the commencement date of the offering could also change.

There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information and procedural memorandum.

If you have any questions regarding the offering or the Directed Unit Program, please contact [FA Name] at Raymond James, [FA Phone], or via e-mail to [FA Email].

Very Truly Yours,

RAYMOND JAMES

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) and (d) of the Securities Act of 1933, as amended: **A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.**

RAYMOND JAMES

1

GENERAL INFORMATION

Enclosed are the following documents relating to the Directed Unit Program, all of which must be either mailed to [FA Name] at Raymond James, [FA Street Address] [FA City, State Zip]; or faxed to [FA Fax] (fax) so that they are received by no later than [cut-off time for submitting Indication of Interest]. Confirmation of purchase must be made by telephone at [FA Phone] before the units begin trading in the market after pricing of the offering.

1. INDICATION OF INTEREST (IOI) FORM: Used to communicate the number of units you would like to purchase.
2. NEW ACCOUNT INFORMATION FORM: To participate in the Program you must have a Raymond James account. Completing this form will allow Raymond James to open an account for you.
3. FORM OF LOCK-UP AGREEMENT: If you receive units in the offering through the Directed Unit Program, you may be subject to a lock-up. If a lock-up is required, a lock-up agreement will be included in the package. This form explains the lock-up and must be signed by you in order to participate.
4. POST PRICING PROCEDURAL INFORMATION: This is contact information for confirming your purchase and for after market trading.

Who Is Eligible To Participate In The Directed Unit Program?

In connection with an offering of the common units contemplated by the registration statement recently filed with the SEC, the Company has the option to direct a certain number of units to selected directors, executive officers or employees of the Company's general partner and its affiliates. You have been identified as a person who may be able to purchase units in the IPO.

Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate.

If you are a restricted person, as set forth on the New Account Form, FINRA rules might preclude you from receiving units in the Directed Unit Program. Completing this form will help us determine your eligibility.

RAYMOND JAMES

2

GENERAL INFORMATION

What Do I Need To Do To Participate In The Program?

If after receiving the preliminary prospectus, you have an interest in purchasing units in the offering, you must complete the enclosed forms and mail or fax them to [FA Name] at the contact information on the previous page so that they are received by no later than [cut-off time for submitting Indication of Interest]. The indication of interest is not a binding obligation.

You must have a Raymond James brokerage account in order to participate in the Program. If you already have a Raymond James account, you must still return forms one and three (mentioned above) to [FA Name] in the manner and timing referenced on page two of this document. You will, however, be permitted to purchase the units through your existing Raymond James account and will not be required to open a new account.

There are no account opening fees or traditional commission fees when purchasing stock through the Directed Share Program. Instead, Raymond James will be compensated as an underwriter by the issuer. Further information on this is contained in the prospectus. Please discuss your specific information with your Raymond James financial advisor as account management fees may apply, depending on the type of account you open.

How Many Units Can I Purchase?

A minimum purchase of 100 units is required.

Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many units you should elect to purchase.

In particular you should note that an investment in common units involves a high degree of risk and the Directed Unit Program is not designed to capture potential short-term increases in the price of the common units. Please read carefully the risks described or referred to in the preliminary prospectus, including those under "Risk Factors."

Once the units have opened for trading, the market price of the common units could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any units, you are urged to read the enclosed prospectus in its entirety and to consult with your personal business and/or financial advisor.

RAYMOND JAMES
3

GENERAL INFORMATION

What Will Be The Final Price And When Will It Be Determined?

It is currently anticipated that the initial offering price will be between [price per Unit] per unit; however, the price range may be changed prior to the offering.

The units are expected to be listed on the NASDAQ Global Market under the trading symbol "GSJK". The offering will be priced after the market closes on the day of pricing and the units are expected to begin to trade the next day.

I've Returned The Necessary Forms, What Happens Now?

When the offering is priced, the Company will determine the final allocation of units among persons who properly indicated interest in participating in the Program. At that point, you will be called by Raymond James and asked to confirm your intention to purchase. In the event that the Raymond James financial advisor is unable to speak with you to confirm your indication to purchase the units allocated to you, a message will be left referencing the directed unit program and asking that you return the call to receive and confirm your allocation. You must confirm your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering. Contact information can be found on the top of page 2 and on Form 4 of this packet (Post Pricing Procedural Information). If you confirm your intention to purchase the units, you will have entered a binding agreement and you must purchase and pay for them. A written confirmation will be sent to you and a final prospectus is available by request or by visiting EDGAR on the SEC website at http://www.sec.gov. If you do not confirm with Raymond James your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering, you will not be obligated, nor will you be able, to purchase any units.

RAYMOND JAMES

4

GENERAL INFORMATION

How And When Do I Pay For My Units?

All units purchased through the Directed Unit Program will be purchased at the initial public offering price. The price per unit does not provide participants in the Program with any discount from the initial public offering price.

Full payment of the purchase price for your units (number of units multiplied by the offering price) must be received by Raymond James by the settlement date, which will be three business days after the pricing date. **Please do not send money to Raymond James unless and until you confirm to Raymond James your intention to purchase the units allocated to you or a lesser amount.**

Checks must be made payable to Raymond James & Assoc. Write your Raymond James account number on the face of your check. U.S. Federal Fund wires will also be accepted. Your Raymond James representative will work with you on completing this request. Third party checks (checks drawn by a payor other than the account name) cannot be accepted. Please mail checks directly to Raymond James, Attention: [FA Name], to the address listed on form 4, even if you already have an existing Raymond James account.

If your payment is not received by settlement date, the units allotted for purchase by you, at the discretion of Raymond James, may be made available for purchase by the general public, or reallocated to other Directed Unit Program participants.

RAYMOND JAMES

5

1. INDICATION OF INTEREST

I am interested in purchasing ________________ Common Units (the "Units") (minimum 100) of Compressco Partners, L.P. ("Compressco Partners, L.P."), at the initial public offering price and would like such number of units to be reserved for me.

If you have an existing account with Raymond James, please state the account number and the name of your financial advisor (FA) in the spaces provided below:

Acct #: ________________________ Name of FA: ____________________________

I acknowledge, certify and agree that:

I have received a copy of the preliminary prospectus for Compressco Partners, L.P..

I am not assured of obtaining any or all of the number of units requested hereby, and I will be notified of the number of units available for purchase by me.

I will purchase the units requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any units. I understand that the purpose of this form is to provide some indication of how many units may be requested by directors, executive officers or employees of the Company's general partner and its affiliates and that I will be notified, after effectiveness and pricing, of the number of units which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the units allotted to me, will be required within three business days after the pricing of the offering.

No units can be sold, no offer to buy any of the units can be accepted and no part of the purchase price can be accepted by Raymond James & Associates ("Raymond James") until the registration statement covering the proposed offering (the "Registration Statement") has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase units given after the effective date of the Registration Statement.

I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the "Final Prospectus") will be available by request or by visiting EDGAR on the SEC website at http://www.sec.gov. The Final Prospectus will contain the price and other information which cannot be determined at this time.

I understand that an arrangement has been made with Raymond James to act as the administrative agent for the Directed Unit Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a Raymond James representative to arrange for the purchase of the number of units requested by me or such lesser number of units as may be allocated to me.

I am aware that I may receive units because of my relationship with the Company. My purchase of the units has not been recommended to me by Raymond James, and, because of the circumstances of this transaction, Raymond James has not had the opportunity to determine if this purchase is suitable for me. I understand that a Raymond James representative is available to review my portfolio and meet with me to discuss the appropriateness of this investment. If I want this service, I will request it below.

Print Name ____

Signature ____

Date _____/_____/_____

☐ Please contact me to discuss this investment and my portfolio.

RAYMOND JAMES

6

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC

Account Information and Client Agreement

❍ Open New Account
❍ Update Existing Account

New Accounts Fax
St. Petersburg - 866-453-9412
Southfield - 866-493-9966
DMS Eligible

1 1 1 1	
Form #	Account #

Branch #	FA #	Speed Dial #

Account Type and Classification

Type (Select one) ❍ Elite Investment ❍ Cash ❍ Margin (subject to approval) ______ Client Initials ______ Client Initials

Classification (Select one)

❍ Individual	❍ Partnership	❍ Custodial	❍ 529 Plan
❍ Joint (WROS)	❍ Proprietorship	❍ Trust	❍ Qualified Plan
❍ Joint Tenants by Entirety	❍ Corporation	❍ Estate	❍ Direct Account
❍ Community Property	❍ LLC	❍ IRA	❍ Other
❍ Tenants in Common	❍ Unincorporated Assoc.	❍ Roth IRA	______

Client Information

Individual, Minor, or Trust	Joint Owner, Custodian, or Trustee
Tenants in Common %	Tenants in Common %
Last Name, First, Middle Initial	Last Name, First, Middle Initial
Address (**Street or P.O. Box** - APO and FPO addresses acceptable)	Address (**Street or P.O. Box** - APO and FPO addresses acceptable)
Address (**If above address is a P.O. box, you must provide a street address**)	Address (**If above address is a P.O. box, you must provide a street address**)
City	City
State Zip Code	State Zip Code
E-mail Address	E-mail Address
Daytime Phone Number Evening Phone Number	Daytime Phone Number Evening Phone Number
Soc. Security # (Ex:555-55-5555) OR Tax ID Number (Ex:55-5555555)	Soc. Security # (Ex:555-55-5555) OR Tax ID Number (Ex:55-5555555)
Date of Birth (mm-dd-yyyy) Marital Status: ❍ Married ❍ Single	Date of Birth (mm-dd-yyyy) Marital Status: ❍ Married ❍ Single
Citizenship Status (**Select one below**): ❍ US Citizen ❍ Resident Alien ❍ Non-Resident Alien (**W-8 Required**)	Citizenship Status (**Select one below**): ❍ US Citizen ❍ Resident Alien ❍ Non-Resident Alien (**W-8 Required**)
Alien ID or Passport Number Expiration Date	Alien ID or Passport Number Expiration Date
Specify Country	Specify Country
Name of Employer ❍ Unemployed ❍ Retired	Name of Employer ❍ Unemployed ❍ Retired
Occupation (**most recent, if retired**)	Occupation (**most recent, if retired**)

RJA 1111 5/08 Page 1 of 7

Account #

Account Suitability

Combined Annual Income

- ❍ $0-$19,999
- ❍ $20,000-$50,000
- ❍ $50,001-$100,000
- ❍ $100,001-$200,000
- ❍ $200,001-$500,000
- ❍ $500,001-$1,000,000
- ❍ Over $1,000,000

Combined Net Worth

Excluding Personal Residence(s)

- ❍ $0-$19,999
- ❍ $20,000-$50,000
- ❍ $50,001-$100,000
- ❍ $100,001-$250,000
- ❍ $250,001-$500,000
- ❍ $500,001-$1,000,000
- ❍ $1,000,001-$5,000,000
- ❍ Over $5,000,000

Investment Experience

Provide your experience, if any, with the following investment types

	None	Limited	Moderate	Extensive
Equities	❍	❍	❍	❍
Bonds	❍	❍	❍	❍
Options/Futures	❍	❍	❍	❍
Mutual Funds	❍	❍	❍	❍
Annuities	❍	❍	❍	❍
Margin Trading	❍	❍	❍	❍

Primary Objective and Associated Risk Tolerance

Select Only One Objective and Associated Risk Tolerance

Capital Preservation	❍ Low		
Income	❍ Low	❍ Medium	❍ High
Growth	❍ Medium	❍ High	
Speculation	❍ High		

Primary Time Horizon

❍ < 5 years ❍ 5 - 10 years ❍ > 10 years

Secondary Objective and Associated Risk Tolerance

Select Only One Objective and Associated Risk Tolerance

Capital Preservation	❍ Low		
Income	❍ Low	❍ Medium	❍ High
Growth	❍ Medium	❍ High	
Speculation	❍ High		

Secondary Time Horizon

❍ < 5 years ❍ 5 - 10 years ❍ > 10 years

Account Instructions

Please select one of the following options from each category below:

Securities & Stock Dividend

- ❍ Hold to Street Name / From Account
- ❍ Direct Registration Service

Cash Dividend

- ❍ Hold in Account
- ❍ Mail Check to address of record
- ❍ Hold Principal. Mail Dividends / Interest

Funds / Cash Sweep

- ❍ Raymond James Bank Deposit Program (RJBDP)
- ❍ Client Interest Program (CIP)
- ❍ Heritage Cash Trust (HCT) - Receipt of prospectus acknowledged
- ❍ Heritage Cash Trust Municipal (HCTM) - Receipt of prospectus acknowledged
- ❍ Raymond James Bank, FSP w/ Checking (complete separate application)
- ❍ Will Remit / Send Check

RJA 1111 5/08

Page 2 of 7

Account #

Tax Certification

Tax Classification: ❍ Tax Exempt Payee ❍ Individual/Sole Proprietor ❍ Corporation ❍ Partnership ❍ Other__________ ❍ Limited Liability Company Type ❍ D = Disregarded Entity ❍ C = Corporation ❍ P = Partnership

Under penalties of perjury I certify that:

1.) The number shown on this agreement is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

2.) I am not subject to backup withholding because a.) I am exempt from backup withholding, or b.) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest and dividends, or c.) the IRS has notified me that I am no longer subject to backup withholding, and

3.) I am a U.S. citizen or other U.S. person (defined in the instructions).

Certification Instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the agreement, but you must provide your correct TIN.

Client Acknowledgments and Signatures

Individual, or Minor		Joint Owner, or Custodian		
❍ I am	❍ I am not	❍ I am	❍ I am not	an associate person or related to an associate person within the Raymond James Financial Group. Specify to whom and relationship: ______
❍ I am	❍ I am not	❍ I am	❍ I am not	an employee of or related to an employees of any exchange or a member firm of any exchange or member of the Financial Industry Regulatory Authority (FINRA), or a officer of a bank, trust company, or insurance company. Employees/related person employer: ______ in the position of:______
❍ I am	❍ I am not	❍ I am	❍ I am not	a director, corporate officer, or a 10% shareholder of a publicly traded company. Indicate the name of the company and relationship: ______
❍ You may	❍ You may not	❍ You may	❍ You may not	disclose my name, address and security position to requesting companies in which I hold securities under rule 14b(c)-1 of the Securities and Exchange Commission.

By signing below, I acknowledge that I have received, read, understand, and agree to abide by all the terms and conditions set forth in the Client Agreement incorporated herein by this reference. I also recognize that this Agreement contains a predispute arbitration clause located on page 6, paragraph 7 and other provisions affecting my rights.

*****I have received the Client Agreement for my records.*****

Raymond James & Associates Inc. is an affiliate of Raymond James Bank, FSB, a federally chartered savings bank. Unless otherwise specified, products purchased from or held at Raymond James & Associates, Inc., are not insured by the FDIC, are not deposits or other obligations of Raymond James Bank, FSB, and are not guaranteed by Raymond James Bank, FSB, and, are subject to investment risks, including possible loss of principal invested.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Client Signature	Date	Client Signature (if applicable)	Date
Financial Advisor Signature	Date	Branch Manager Signature	Date

RESET PRINT

RJA 1111 5/08 Page 3 of 7

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC
Client Agreement

I/we acknowledge and agree that my/our relationship with Raymond James & Associates, Inc. is governed by the provisions of this agreement. Throughout this agreement, "I", "me", "we" and "us" refer to the undersigned and any other actual or beneficial owner of property in this account. "You" and "your" refer to Raymond James & Associates, Inc. and the introducing broker, if applicable. The terms "property" and "securities" mean securities of all kinds, monies, options and all other property dealt in by brokerage firms.

Applicable Regulations: (a) I understand and agree that every transaction in my account is subject to the rules or customs in effect at the time of the transaction which, by the terms of the rule or custom, applies to the transaction. These rules or customs include state and federal laws, rules and regulations established by state or federal agencies, the Constitution, rules, customs and usages of the applicable exchange, association, market or clearinghouse or customs and usages of individuals transacting business on the applicable exchange, market or clearinghouse.

(b) If this agreement is incompatible with any rule or custom, or if a rule or custom is changed, this agreement will be automatically modified to conform to the rule or custom. The modification of this agreement shall not affect any of its other provisions.

Trading Authorizations: I understand that you do not provide any warranty as to the availability, accuracy, completeness, timeliness, correct sequencing of suitability for the particular purpose of any market data provided to my advisors or to me.

Orders for Delivery and Settlement: (a) I will designate each order to sell as a "short" sell order or a "long" sell order. A "short" sale means the sale of a security not owned by me. You may, at your sole discretion and without prior notice to me, cover any short sale in my account. I understand that "cover" means the purchase, at the market price, of securities that were previously sold short. When I designate a sale as "long", I am promising to you that I own the security and promising that, if the security is not in your possession when I place the sale order, I will deliver the security to you by the settlement date. If I fail to deliver the security to you by the settlement date, you may purchase the security, at the market price, for my account and hold me responsible for any loss, commission and/or fees.

(b) When I order the purchase of a security, I will make payment to you on or before the settlement date. If I fail to make payment by the settlement date for securities purchase, I authorize you to, at your sole discretion and without notice to me, sell the purchased security or any other securities in my accounts to satisfy the debt and I understand that I will be solely responsible for any resulting loss. Alternatively, if I fail to pay for a security purchased by me by the settlement date, I understand that my account can be charged a late fee.

Fees and Charges: I understand that I will be charged commissions for my orders to buy or sell securities and/or other fees and I understand that your commission and fee rates may be changed with thirty (30) days written. I agree to pay the commission and/or fees at the rates in effect at the time. If you must take action against me to collect any outstanding balances or for any other reason relating to my account(s), I agree to pay all costs, including attorney's fees, to do so.

In addition, any fees or expenses for legal and/or accounting services, both internal and external, rendered to Raymond James and Associates, or one of its affiliated entities, in connection with my account shall be charged to and paid by me or charged to and deducted from my account.

Loans and Collateral: This section applies only to margin, Elite Accounts, or if there is a deficit in your account. (a) You may make a loan to me at any time and in any amount you choose, and I understand that any transaction or event resulting in a negative balance in my account acts as a request from me to you for a loan. I understand that you are not obligated to make any loan to me and you may alter the collateral requirements or conditions for loans at any time with or without prior notice to me. I agree to pay interest on any loan or account balance at the rate specified in your Statement of Credit Terms, a copy of which will be sent to me. I understand that from time to time you may change your Statement of Credit Terms, including the interest rate, and I agree to be bound by any revision from its effective date. For purposes of this agreement the legal and statutory rate of interest shall be the rate specified in your Statement of Credit Terms.

(b) As collateral for all loans or any balance due on my account, I grant you a security interest in all property held by you or in any of my accounts, whether the property is in your possession now or comes to be in the future. If it is necessary for you to enforce your security interest by the sale of my property, you may select which property is to be sold and at what time it will be sold and I will not hold you liable for your decisions.

(c) I understand that the property in my account or held by you may be used by you as security (either separately or together with other property) for loans you have or may incur in the future with third parties.

(d) I understand that any loan or any balance due on my account is payable on your demand, and you may demand payment of the full amount of any loan or balance due on my account at any time. If any dividend, interest, distribution or similar payment is made to my account, you are authorized to apply the payment to any balance due in my account but not obligated.

Authorization: Accuracy of Reports: (a) You are authorized to act on oral instructions concerning my account and you are not liable for acting on any false oral instructions if the instructions reasonably appeared to you to be genuine. I authorize you to electronically record any and all conversations between me (or my representative) and you.

(b) I will notify you of any error in a confirmation of order within 4 days of when it is mailed to me. I will notify you of any error in a statement within 10 days of when it is mailed to me. If I do not give you written notification of an error in the time specified above, then I accept the confirmation or statement as correct and I will not later claim the confirmation or statement is incorrect or the transactions shown were unauthorized. I understand that all mail will be sent to the address shown on my New Account Agreement and I will be responsible for receiving mail at that address, unless I give you written notice of a change in address. Clients who establish mutual fund periodic payment plans such as Periodic Investment Plans (PIP), Systematic Withdrawal Plans (SWP) or Periodic Exchange Plan (PEP) through Raymond James will not receive trade confirmations when the transaction is executed. You will instead receive confirmation of the transactions on your

RJA 1111 5/08 Client Copy Page 4 of 7

monthly statement. By signing the New Account Agreement, you are authorizing your financial advisor to take your verbal instructions.

(c) During the period I maintain an account with you or thereafter, you are authorized to obtain credit reports on me from any credit reporting agency, at your expense. If you request me to do so, I will sign a separate authorization allowing the release of credit information to you.

Authorization to Liquidate Account and Collateral: Upon the death of any of us, or if you otherwise feel it is necessary you may cancel any unexecuted order and you may also purchase securities to cover the sale of securities or sell securities to satisfy any debt. The decision to cancel an order or buy or sell securities in my account is solely at your discretion and the sale or purchase may be performed in any manner you feel reasonable. Each of our estate(s) and each survivor will be liable to you for the full amount of any debt or loss resulting from the completion of transactions initiated prior to your receipt of a written notice of death or incurred in the liquidation of the account or in the adjustment of interests of the respective parties. Any debt or lien assessed against the account following the death of any of us shall be charged fully against the interests of the survivor(s) and the estate of the decedent. This section does not release the decedent's estate from any liability provided in the agreement.

Introduced Accounts: I agree that if you are acting as a clearing broker for transactions on my account, you are not responsible for the conduct, representations or recommendations of the introducing broker or its agents
If Raymond James is carrying the account of the undersigned as clearing broker by arrangement with another broker through whose courtesy the account of the undersigned has been introduced to you, then until receipt from the undersigned of written notice to the contrary, **you may accept from such other broker, without inquiry or investigation by you (a) orders for the purchase or sale in said account of securities** and other property on margin or otherwise, **and (b) any other instructions concerning said account.** You shall not be responsible or liable for any acts or omissions of such other broker or its employees.

Joint Accounts: (a) If this is a Joint Account, we agree that each of us has the authority to act on behalf of all account owners to: order any transaction involving the account, including transactions that result in a negative account balance; receive any property in the account, including cash withdrawals; receive any communications concerning the account including confirmations and statements; and make or agree to any changes in the account or this agreement, including closing the account. You are not required to verify with other account owners the authority for any instructions received from one of us and you do not need to give notice of any transaction to any owner who did not order the transaction. Each and every account owner shall be individually liable for the full amount of any loan or balance due on this account.

(b) If one of us dies, the survivor(s) will give you immediate written notice of the death of any of us.

Binding on Successors: I understand and agree that this agreement will be binding on my successors (including my executor, heirs or assignees) and I will notify any successor of the agreement's provisions.

Waiver and Modification: I understand that your failure to exercise any right granted by this agreement or to insist on my strict compliance with any obligation under this agreement will not be considered a waiver of that right or obligation. I also understand if you furnish me with notice on one occasion, you are not obligated to provide me with notice in the future. I understand that no provision of this agreement can be waived or modified unless it is done in writing and signed by your Treasurer, Corporate Counsel or Compliance Director. I further understand that you may modify and amend this agreement upon thirty (30) days written notice to me, and my acceptance of such amendment will be deemed effective by my continued use of the services of the account.

Severability: If any provision of this agreement is deemed to be unenforceable for any reason, this will not affect the validity and enforceability of any other provision of this agreement.

Termination: You have the right to terminate any of my accounts, including multiple owner account(s), at any time by notice to me.

Client Interest Program (CIP): By so indicating in the account instructions or advising you subsequently of my election to participate in CIP, I understand CIP is designed to pay interest on funds left for reinvestment purposes only. Credits will be automatically transferred to CIP on settlement date for sales and on the same business day for other credits. Checks deposited will be transferred to CIP on the third business day. Interest is credited based on the average monthly balance and no interest is credited for any month during which the average balance falls below a specified minimum. The interest rate is subject to change and the rate, as well as interest credited, will appear on your succeeding statement.

Extraordinary Events: You shall not be liable for losses caused directly or indirectly by any condition not within your exclusive control, including government restrictions, exchange or market rulings, suspension of trading, war, strikes or extreme market volatility or trading volumes.

Restrictions: You may, in your sole discretion, prohibit or restrict trading of securities, substitution of securities, or disbursements in any of my accounts.

Choice of Law: This agreement and any accounts opened hereunder shall be construed, interpreted and the rights of the parties shall be determined in accordance with the internal laws of the State of Florida (without referencing Choice of Law provisions of Florida or any other state).

My Representations: I represent that I am of the age of majority according to the laws of my state of residence. I further represent that I am not an employee of any exchange or a member firm of any exchange or member of the Financial Industry Regulatory Authority. ("FINRA"), or of a bank, trust company or insurance company unless I notify you to that effect. If I become so employed, I agree to notify you promptly. I also represent that no persons other than those signing this agreement have an interest in the account.

Right to an Attorney: (a) I understand that when I sign the Client Agreement, this Client Agreement becomes a legally binding contract between you and me. I also understand that this document may alter the rights I might have and may create

RJA 1111 5/08 **Client Copy** Page 5 of 7

responsibilities I might otherwise not have had.

(b) I understand that I may, if I wish, consult with an attorney before I sign the Client Agreement and enter into this agreement. In connection with entering into this agreement, you are representing your interests, and not mine. Therefore, to the extent I do not understand any provision of this agreement or its effect, I understand that I should seek the independent advice of an attorney.

Mutual Fund Networking: Networking is an automated communication system used to transmit information between the mutual fund and the broker/dealer, allowing us to reflect fund records on the client brokerage statement. All mutual fund positions will automatically be networked, if eligible, unless we receive written instructions from you specifically stating otherwise.

Payment for Order Flow: (a) Raymond James may, from time to time, receive payment for order flow. Order flow payment is compensation received as an incentive to direct transactions to various markets. This compensation is received in a number of ways, including direct cash payment ranging from a fraction of a cent to 2.5 cents per share, estimated to equal approximately $1.0 million annually. In certain instances, reduced transaction fees are provided by various exchanges. While there is no actual agreement, oral or written, Raymond James believes that it is receiving business from specialists at various exchanges as a result of the transaction volume directed to them. Additionally, Raymond James acts as a market maker in a number of Over-The-Counter (OTC) securities. As a result of orders directed to these various markets, trading profits or losses may be generated.

(b) New York Stock Exchange (NYSE) Rule 108(a) allows a specialist to trade on parity with orders in the crowd when the specialist is establishing or increasing its position, as long as floor brokers representing orders in the crowd do not object to such practice. If you or your organization object to a specialist trading on parity with your order to establish or increase its position, the specialist would be obligated to honor such a request and refrain from trading on parity. Please note that you may object to a specialist trading on parity with your order by communicating your objection to your RJA representative. Unless you inform us otherwise, RJA will handle your orders as if you have no objection to the specialist trading on parity with your order.

(c) Raymond James' policy is to direct orders, based upon a number of factors and absent specific routing instructions from you, to the market center where it believes that the customer receives the best execution. The potential for receipt of order flow payment, or trading profits, is not a factor in this decision. Raymond James believes, based upon prior experience, that our order routing practice provides opportunity for the orders to be executed at prices better than national best bid or best offer.

(d) Raymond James' ongoing review of the markets used allows us to keep our commissions competitive, in addition to ensuring the best execution services for our clients.

Arbitration Disclosures:

This Agreement contains predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

(A) Arbitration is final and binding on the parties. All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(B) The parties are waiving their right to seek remedies in court, including the right to a jury trial. Arbitration awards are generally final and binding: a party's ability to have a court reverse or modify an arbitration award is very limited.

(C) Pre-arbitration discovery is generally more limited than and different from court proceedings. The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(D) The arbitrator's award is not required to include factual findings or legal reasons and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited. The arbitrators do not have to explain their reason(s) for the award.

(E) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(F) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(G) The rules of arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied or (ii) the class is decertified or (iii) the client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

Arbitration and Dispute Resolution: (a) Any dispute or controversy, either arising in the future or in existence now, between me and you (including your officers, directors, employees or agents and the introducing broker, if applicable) will be resolved by arbitration conducted before the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, the American Stock Exchange, Inc., or other self-regulatory organizations (SRO) subject to the jurisdiction of the Securities and Exchange Commission (SEC) pursuant to the arbitration rules of the applicable SRO, and in accordance with the Federal Arbitration Act (Title 9 of the United States Code).

(b) A court of competent jurisdiction may enter judgment based on the award rendered by the arbitrators.

(c) Nothing in this agreement shall be deemed to limit or waive the application of any relevant state or federal statute of limitation, repose or other time bar. Any claim made by either party to this agreement which is time barred for any reason shall not be eligible for arbitration.

RJA 1111 5/08 **Client Copy** Page 6 of 7

Business Continuity Planning – Disclosure Statement

Raymond James has established the Business Continuity Planning (BCP) Department, a dedicated team of professionals that oversees the Firm's business continuity management strategy. The BCP Department works closely with business units and the Information Technology Department to employ a standardized framework for building, maintaining, and testing business continuity plans. The plans are created using an all hazards approach, including baseline requirements and strategies that address incidents of varying scope. Plans are designed to allow for continued operations of critical business functions, which include providing clients with prompt access to their funds and securities.

Incident Management
A Corporate Crisis Management Team (CCMT) comprised of senior management representing key areas of the Firm has been established to manage incidents that might impact the Firm's associates and clients. The CCMT will assess and direct the Firm's response to an incident, ensuring the safety and security of all associates and continuity of critical processes. As part of the overall BCP strategy, Raymond James maintains geographically dispersed operational locations to diminish risks posed by local and regional disruptions. In the event of an emergency at the home office, local staff is available at off-site locations to continue production work.

Technology and Data Recovery
Raymond James employs a dual data center strategy in which critical client data and systems are replicated to an alternate location ensuring accessibility. In addition, data retention and backup procedures are in place, including tape backup and offsite storage, offering a tertiary layer of data accessibility should the need arise. It is the Firm's goal to recover from an event requiring a processing switch to the alternate site within 12 hours or less. Due to the unpredictable nature of events causing significant business disruptions, the Firm cannot guarantee that systems will always be available or recoverable after such events.

Contacting Raymond James
Clients can obtain information regarding the status of their accounts and access to their funds and securities by contacting their financial advisor. If their financial advisor is unavailable, clients can contact Client Services at 1-800-647-7378. Up-to-date information regarding the operating status of the Firm can be obtained from http://www.raymondjames.com.
The Firm's business continuity plans are subject to modification. The BCP Disclosure Statement, including any updates or amendments, is available at http://www.raymondjames.com/business_continuity_planning.htm. Hard copies can be obtained upon request by contacting your Raymond James representative.

Privacy Notice

Raymond James and the Heritage Family of Funds, administered by its wholly owned subsidiary Heritage Asset Management, are committed to protecting confidentiality of the information furnished to us by our clients. We are providing you this information as required by Regulation S-P adopted by the Securities and Exchange Commission.

Information about you that we collect - We collect nonpublic personal information about you, including but not limited to, name, address, social security number and financial information from the following sources: information we receive from you on applications or other forms or through our Web site; information we receive about your transactions with us, our affiliates or others; and information we may receive from a consumer reporting agency.

Our use of information about you - As permitted by law, we may share information about you with other companies in the Raymond James family – that is, companies that are owned by Raymond James Financial. That may include information shared by the Heritage Family of Funds with Raymond James broker/dealers and investment advisors, and information shared among other Raymond James financial service providers, such as financial advisors and insurance and annuity consultants. In addition, we may share information about you with certain nonaffiliated third parties, including financial service providers (e.g., mutual fund companies), non-financial companies (e.g., software developers), and others (e.g., consulting firms) in order to help us run our business, manage your accounts, provide professional services, or help us market our products and services to you. Raymond James Financial Services, Inc. (RJFS) is a party to joint marketing arrangements with certain banks and credit unions. Information about clients who participate in these programs may be shared by RJFS with the participating bank or credit union. These financial institutions have agreed to treat any such information as confidential and not to share such information with any other parties. Additionally, financial advisors may change brokerage firms and information may be received or taken by your financial advisor to the new firm. If you do not want your financial advisor to transfer this information, please contact 800-647-SERV (7378) to opt out of this information sharing. Otherwise, we do not disclose any nonpublic personal information about you to anyone except as permitted by law. We follow the same policy with respect to nonpublic personal information received from all clients and former clients.

How we protect your confidential information – Raymond James has policies that restrict access to nonpublic personal information about you to those employees, associates and others who have need for that information to help us run our business, manage your accounts, market or provide investment alternatives and services to you; and to employees, associates and others who assist those who help us run our business, manage your accounts, or market or provide investment alternatives and services to you. Additionally, we maintain physical, electronic, contractual and procedural safeguards to protect your nonpublic personal information.

RJA 1111 5/08 Client Copy Page 7 of 7

3. LOCK-UP AGREEMENT

To be provided by counsel if necessary.

RAYMOND JAMES

14

4. POST PRICING PROCEDURAL INFORMATION (Do Not Discard)

After the pricing of Compressco Partners, L.P., your Raymond James financial advisor will attempt to contact you via the telephone number you have provided.

Once contacted, you will be informed of the Number of Units you received, the price per unit, and your Raymond James Account Number. (Please note, your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the units that the company has allocated to you.)

You must confirm your intention to purchase the units allocated to you, or a lesser amount, before the units begin trading in the market after pricing of the offering. You may confirm your purchase by either telephone or e-mail at the contact information stated below.

[FA Name]
[FA Phone]
[FA Email]

Payment in U.S. dollars is to be received within 3 business days after the trade date. Payment may be made by either personal check or wire. Please write your Raymond James account number on all personal checks. Wiring and mailing instructions are as follows:

Wiring Instructions:	**OR**	**Check Payment Instructions:**
Citibank, N.A. 111 Wall Street New York, NY 10043 ABA# 021000089 Account Number: #40776559 For Credit to: Raymond James & Associates Account Name & Number : ____________________		Made payable to: Raymond James & Assoc. Send to: Raymond James Attn: [FA Name] [FA Street Address] [FA City, State Zip] Account Name & Number ________________

* If client is opening a new account in conjunction with this offering, the account number field above will be filled in by the Raymond James financial advisor once it is determined.

** Please note that Raymond James cannot pay out the proceeds from the sale of units until the payment for the purchase has been received and cleared (6-8 days for out of state checks).

Contact info to assist you in the execution of all aftermarket trading:

Raymond James & Associates
[FA Name] ([FA Email])
[FA Street Address]
[FA City, State Zip]
[FA Phone]
[FA Fax] (fax)

Do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted.

RAYMOND JAMES
15